Exhibit 99.1

ELBIT IMAGING ANNOUNCES THAT GAMIDA CELL’S PRESENTED FINAL
RESULTS FROM THE PHASE I/II TRIAL EVALUATING NICORD® AND
ADDITIONAL CLINICAL UPDATES

Tel Aviv, Israel, December 12, 2017, Elbit Imaging Ltd. (“EI” or the “Company”) (TASE, NASDAQ: EMITF) announced today, that:

1.	Gamida Cell Ltd. (“Gamida”), an indirect associate of the Company, presented final results from the phase I/II trial evaluating NiCord® (the “Trial”) at the annual meeting of the American Society for Hematology (ASH).The Trial that included 36 patients with hematologic malignancies, met its primary endpoint as well as safety and efficiency targets, as follows:

1.1	Participants treated with NiCord® had rapid and durable engraftment of neutrophils and platelets, as we all as prompt immune reconstitution;

1.2	The Trial met its primary endpoint - median time to neutrophil engraftment was 11 days (95% CI: 9-13 days);

1.3	Patients treated with NiCord® had a median time to platelet engraftment of 34 days (95% CI: 32-42 days);

1.4	NiCord® demonstrated an acceptabel safety profile, with moderate/severe cGvHD of 9.8% at one year following transplantation. By day 100 20.2% of participants experienced grade 2-3 bacterial or grade 3 fungal infections.

1.5	Results from the Trial participants were compared to a database of matched patients from the Center for Internal Blood and Marrow Transplant Research (CIBMTR). According to the CIBMTR data, patients who received UCBT had a median time to neutrophil engraftment of 21 days and a median time to platelet engraftment of 46 days.

Gamida highlighted that the final results of the Trial supports the basis for the global phase III trial of Nicord®.

2.	In addition, Gamida presented in the annual ASH meeting preclinical data on the application of the company’s proprietary NAM technology to healthy donor natural killer cells (NK cells) as a potential immunotherapeutic approach to treating cancer.

The analysis, which combines data from multiple preclinical studies, validates the approach and is the basis for an investigator-sponsored, phase I/II clinical trial of NAM-NK Cells in patients with relapsed/refractory multiple myeloma or CD20-positive non-Hodgkin lymphoma.

It should be clarified that as of this date, Gamida’s products development stage has not been completed yet and there is no certainty that they will be marketed on a commercial basis.

The Company holds approximately 89.64% of the share capital of Elbit Medical Technologies Ltd. (TASE: EMTC-M) (86.64% on a fully diluted basis) which, in turn, holds approximately 17.87% of the share capital in Gamida (13.63% on a fully diluted basis).

For Further Information:

Company Contact

Ron Hadassi

Chairman of the Board of Directors

Tel: +972-3-608-6048

Fax: +972-3-608-6050

ron@elbitimaging.com